Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED NOVEMBER 30, 2022

(Expressed in Canadian dollars unless otherwise stated)

February 28, 2023

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2022

General

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of GoldMining Inc., for the year ended November 30, 2022, should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto for the year ended November 30, 2022, and its annual information form (the "AIF"), copies of which are available under the Company's profile at www.sedar.com.

The Company's audited consolidated financial statements for the year ended November 30, 2022 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). Unless otherwise stated, all information contained in this MD&A is as of February 28, 2023.

References in this MD&A to the "Company" mean "GoldMining Inc.", together with its subsidiaries, unless the context otherwise requires. Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars and references to "R$" are to Brazilian Reals.

Forward-looking Information

This document contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively, "forward-looking statements"), including statements regarding the Company's: (i) future exploration and development plans; (ii) the Company's expectations and plans regarding the launch of U.S. GoldMining Inc. ("US GoldMining") and the completion of its IPO (as defined herein); (iii) capital requirements and ability to obtain requisite financing; (iv) expectations respecting the receipt of necessary licences and permits, including obtaining extensions thereof; and (v) the Company's strategy and future business plans. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "estimates", "intends", "anticipates", "does not anticipate", "believes" or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "should" or "will" be taken, occur or be achieved. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates including: (i) assumptions about general business and economic conditions; (ii) the Company's ability to complete the IPO as expected or at all; (iii) commodities prices; (iv) the ability of the Company to identify and execute on value enhancement opportunities such as joint ventures, option agreements and other divestitures; (v) the availability of equity and other financing on reasonable terms or at all, including necessary financing to meet the Company's contractual obligations to maintain its property interests or exercise mineral property options; (vi) the timing and ability to obtain requisite operational, environmental and other licences, permits and approvals, including extensions thereof; and (vii) the value of publicly traded securities held by the Company. Investors are cautioned that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including, but not limited to: (i) the Company's limited operating history; (ii) general economic and market conditions; (iii) the Company not being able to obtain necessary financing on acceptable terms or at all; (iv) any inability to identify or complete value enhancing transactions on acceptable terms or at all; (v) the Company losing or abandoning its property interests; (vi) the Company's properties being in the exploration stage and without known bodies of commercial ore; (vii) the Company being able to obtain or maintain all necessary permits, licences and approvals; (viii) environmental laws and regulations becoming more onerous; (ix) potential defects in title to the Company's properties; (x) fluctuating exchange rates; (xi) fluctuating commodities prices; (xii) operating hazards and other risks of the mining and exploration industry; (xiii) competition; potential inability to find suitable acquisition opportunities and/or complete the same; (xiv) fluctuations in the market price of publicly traded securities held by the Company; and (xv) other risks and uncertainties listed in the Company's public filings, including those set out under "Risk Factors" in the AIF.

These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities laws.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2022

Business Overview

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru.

The Company's projects currently include the La Mina, Titiribi and Yarumalito Gold-Copper Projects, all of which are located in the Department of Antioquia, Colombia; the Whistler Gold-Copper Project, located in Alaska, United States; the São Jorge, Cachoeira, Surubim, Boa Vista, and Batistão, Montes Aureos and Trinta Gold Projects, located in the States of Pará, Mato Grosso and Maranhão, Brazil, respectively; the Crucero Gold Project, located in the Department of Puno, Peru; the Almaden Gold Project, located in Idaho, United States, which is subject to an option to a subsidiary of NevGold Corp. ("NevGold"); and the Yellowknife Gold Project and Rea Uranium Project, located in Northwest Territories and Alberta, Canada, respectively.

The Company's common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange under the symbol "GOLD", on the NYSE American under the symbol "GLDG" and on the Frankfurt Stock Exchange under the symbol "BSR".

The head office and principal address of the Company is Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada.

Company Strategy

The Company's long-term growth strategy of acquiring and developing gold assets in the Americas is premised on a disciplined execution strategy of advancing the existing portfolio including pursuing partnerships and joint ventures, while also continuing to evaluate accretive acquisition opportunities and potential spin-outs and property divestiture opportunities.

Recent Developments

Advancement of the Whistler Gold-Copper Project

On February 28, 2022, the Company announced that its board of directors had approved a strategy to advance the Whistler Gold-Copper Project ("Whistler Project" or "Whistler"), located in Alaska as a separate company that would conduct an initial public offering ("IPO") or similar transaction.

Since the date of such announcement, the Company has taken steps to progress this strategy, including the appointment of Tim Smith as Chief Executive Officer of US GoldMining and the appointment of six directors to the board of US GoldMining.

In September 2022, US GoldMining issued 635,000 performance-based restricted common shares to directors, officers and other personnel, representing approximately 6.3% of the outstanding shares of the entity. The performance based restricted shares are subject to restrictions and forfeiture if such performance conditions are not met within applicable periods.

On February 27, 2023, the Company announced the launch of US GoldMining's proposed IPO. The completion of the offering is subject to customary conditions and there can be no assurance that it will be completed as contemplated or at all.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2022

Option of Almaden Project and Strategic Investments in NevGold Corp.

On July 4, 2022, pursuant to an option agreement (the "Option Agreement") with NevGold and its subsidiary, the Company's subsidiary granted an option to acquire 100% of the Almaden Project to NevGold's subsidiary in consideration for 4,444,444 common shares of NevGold ("NevGold Shares").

To exercise the option, NevGold must, among other things:

●

make a total of $6.0 million of additional payments to GoldMining's subsidiary between January 1, 2023 and January 1, 2024, which payments may be satisfied by NevGold in cash or through the issuance of NevGold Shares, on the following schedule:

○	January 1, 2023: $1.5 million
○	July 1, 2023: $1.5 million
○	January 1, 2024: $3.0 million

In the event that NevGold elects to satisfy any of the foregoing payments by issuing NevGold Shares, the number of such shares will be based upon the volume weighted average price ("VWAP") of the NevGold Shares for the then-applicable 30-trading day period.

NevGold satisfied the January 1, 2023 option payment by issuing to GoldMining's subsidiary 3,658,536 NevGold Shares.

●	complete qualifying expenditures on the project in the amount of $2.25 million, comprised of $1.5 million on or before June 1, 2023, and a further $0.75 million on or before December 31, 2023.

Additionally, NevGold is required to make success-based contingent payments totaling up to $7.5 million to GoldMining, payable in cash or shares at the election of NevGold:

○	$0.5 million on completion of a preliminary economic assessment
○	$2.5 million on completion of a preliminary feasibility study
○	$4.5 million on completion of a feasibility study

Pursuant to the agreement, the Company also completed an initial strategic investment in NevGold by subscribing for 1,481,481 NevGold Shares at a price of $0.675 per share.

The parties also entered into an investor rights agreement in connection with the above transaction, which provide GoldMining certain customary pre-emptive equity participation and top up rights for so long as its equity interest in NevGold exceeds 4.99%.

In connection with the transaction, GoldMining agreed to, subject to certain conditions, purchase additional NevGold equity in an amount to the lesser of $1.25 million and 40% of the total gross proceeds raised by NevGold in certain qualifying financings announced prior to November 30, 2022. In connection therewith, on December 5, 2022, GoldMining acquired 2,976,000 units ("Units") of NevGold at a price of $0.42 per Unit in a brokered private placement, for a total purchase price of $1.25 million.  Each Unit, consisted of one NevGold Share and one-half of one warrant (each whole warrant, a "Warrant") of NevGold.  Each Warrant entitles the holder to purchase one NevGold Share at an exercise price of $0.60 until December 5, 2024.  GoldMining currently holds 12,560,661 NevGold Shares and 1,488,100 Warrants.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2022

Extension of Margin Loan

On October 27, 2022, the Company and the Bank of Montreal ("BMO") agreed to extend the maturity date of its margin loan facility for an additional year (the "Amended Loan Facility"), reducing the overall size of the margin loan from $26.8 million (US$20 million) to $13.4 million (US$10 million). The Amended Loan Facility: (i) is subject to an interest rate of 3-month USD Adjusted Term Secured Overnight Finance Rate ("SOFR") plus 5.65% per annum, with the unutilized portion of the Amended Loan Facility subject to a standby fee of 3.00% per annum; (ii) matures on the earlier of October 27, 2023 or an earlier repayment date in accordance with its terms; (iii) is secured by certain shares of Gold Royalty Corp. ("GRC") owned by the Company; and (iv) is subject to customary loan-to-value and minimum share price requirements and conditions to drawdowns. The Company paid a one-time facility fee equal to 1.50% on entering into the Amended Loan Facility. The Amended Loan Facility provided for a minimum outstanding advance of $9.4 million (US$7 million) and certain customary early repayment fees in the event that any portion of such minimum amount is repaid prior to maturity. Further drawdowns and additional availability under the Amended Loan Facility are subject to satisfying certain conditions, which would not be met as of November 30, 2022. As at November 30, 2022, outstanding advances are $9.5 million (US$7.1 million).

At-the-Market Equity Program

On December 30, 2022, the Company announced an updated at-the-market equity distribution program (the "ATM Program"). The ATM Program allows the Company to distribute up to US$50.0 million (or the equivalent in Canadian dollars) of its common shares (the "ATM Shares"). Sales of ATM Shares through the ATM Program will be made pursuant to an equity distribution agreement dated December 30, 2022 with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Haywood Securities, Laurentian Bank Securities Inc. and Roth Capital Partners, LLC (collectively, the "Agents"). The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. Unless earlier terminated by the Company or the agents as permitted therein, the ATM Program will terminate upon the earlier of: (i) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$50.0 million (or the equivalent in Canadian dollars); or (ii) November 27, 2023.

During the three months ended November 30, 2022, a total of 7,204,711 ATM Shares were distributed by the Company under the ATM Program existing at such time through the facilities of the TSX and NYSE American for gross proceeds of $9.3 million. Aggregate gross proceeds raised over the three months ended November 30, 2022 were approximately $5.1 million on the TSX (representing net proceeds of $4.9 million) and US$3.1 million on the NYSE (representing net proceeds of US$3.0 million), and the Agents were paid aggregate commissions on such sales of approximately $0.2 million and US$0.1 million, representing 2.50% of the gross proceeds of the ATM Shares sold.

During the year ended November 30, 2022, the Company issued a total of 12,653,643 ATM Shares under the previous ATM Program existing at such time for gross proceeds of $18.5 million. Aggregate gross proceeds raised over the year ended November 30, 2022 were approximately $6.9 million on the TSX (representing net proceeds of $6.7 million) and US$8.9 million on the NYSE (representing net proceeds of US$8.6 million), and the Agents were paid aggregate commissions on such sales of approximately $0.2 million and US$0.3 million, representing 2.50% of the gross proceeds of the ATM Shares sold.

Subsequent to the year ended November 30, 2022, the Company has issued a total of 4,139,920 ATM Shares under the ATM Program existing at such time for gross proceeds of approximately $7.6 million.  Aggregate gross proceeds raised were approximately $1.8 million on the TSX (representing net proceeds of $1.7 million) and US$4.3 million on the NYSE (representing net proceeds of US$4.2 million), and the Agents were paid aggregate commissions on such sales of approximately $0.04 million and US$0.1 million.

Update on Material Properties

The Company's principal mineral properties are currently its La Mina, São Jorge, Whistler and Titiribi projects.

The Company is currently in the process of identifying and planning additional work relating to its projects with the goal of directing resources to enhance value at prioritized projects (the "Strategic Review Process"). To date, pursuant to this Strategic Review Process, the Company has identified additional studies and reports to be completed at certain of its properties as detailed below. Such work may include undertaking additional studies, economic assessments and/or exploration and development work.

The Company currently plans to continue to maintain each of its existing projects in good standing.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2022

La Mina Gold-Copper Project

During the year ended November 30, 2022, the Company incurred $1.5 million of expenditures on the La Mina Project, which included expenditures for its exploratory drilling program, camp maintenance costs, consulting fees to vendors that provided geological and technical services, payroll and personnel expenses and surface rights lease payments.

On January 12, 2022, the Company announced results of a positive Preliminary Economic Assessment ("PEA") prepared in accordance with National Instrument 43-101 on the La Mina Project. The PEA did not include the La Garrucha area of the project. The PEA disclosed that the Project generates a pre-tax net present value (NPV) of US$340 million at a 5% discount rate and an after-tax NPV of US$232 million with an internal rate or return (IRR) of 14.5% using metal prices of US$1,600 per ounce gold, US$21 per ounce silver and US$3.39 per pound copper. The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

In March 2022, the Company initiated field work in preparation for conducting a work program, including initializing an exploratory drill program. The work program intends to complete exploratory drilling southeast of gold-copper mineralization identified in historic drill programs at the La Garrucha target.

On April 12, 2022, the Company announced that it had commenced a planned 3,600 metre (m) program of exploration drilling on the La Garrucha target located less than one kilometre to the east and immediately adjacent to existing mineral resources.

On June 22, 2022, the Company announced initial assay results from the first two holes of the drilling program on the La Garrucha target. Drilling of the final hole of the drill program at La Garrucha was concluded on August 16, 2022, with a total of 3,485m drilled. Additional assay results from the drilling program were subsequently released on September 13, 2022 and September 29, 2022, which, among other things, confirmed that the drilling program had discovered extensions of previously identified gold-copper porphyry mineralization at the La Garrucha target.

On January 23, 2023, the Company announced an updated Mineral Resource Estimate ("MRE") subsequent to additional drilling on the La Garrucha concession at the La Mina Project.

On February 27, 2023, the Company filed a technical report including such updated MRE titled "NI 43-101 Technical Report and Preliminary Economic Assessment for the La Mina Project, Antioquia, Republic of Colombia" dated effective December 20, 2022. For further information regarding the La Mina Project, including the PEA disclosed above, please refer to such technical report, a copy of which is available under the Company's profile at www.sedar.com.

São Jorge Gold Project

During the year ended November 30, 2022, the Company incurred $0.3 million of expenditures on the São Jorge Project. These expenditures included land access fees, consulting fees to vendors that provided geological and technical services, costs to conduct the infill drill core sampling program, and expenditures for camp maintenance costs.

As part of its current strategic review process, the Company considered various additional options for potential work on the project in 2022, including a potential PEA which was announced in 2021.

Through the initial work in connection with the potential PEA, the Company identified opportunities to better define and expand existing mineralization which included a core sampling program of unsampled intervals from historical diamond drill holes with weak to moderate hydrothermal alteration and saprolite zones.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2022

Previous sampling programs focused on strongly hydrothermally altered zones based on a visual determination with limited or intermittent sampling in broader zones characterized by varying degrees of alteration and mineralization. These unsampled intervals, the target of the sampling program, will help better define the limits of mineralization in certain areas of the deposit.

The core sampling program was intended as an initial step towards confirming our understanding of the deposit and as a precursor to potentially completing material exploration in the future. The program was initiated in 2021 and was completed in the third quarter of 2022 with a total of 3,584 core samples collected from 83 drill holes, with results from the core sampling program reported in two press releases on October 4, 2021 and November 24, 2021.

A review of the geological and resource models for the deposit continues to integrate the new information obtained from the core sampling program as well as some localized soil sampling programs. This new information will assist in better constraining the geological and resource model for the deposit and help identify additional exploration targets.

The Company is currently evaluating a potential exploration program in 2023 to investigate numerous targets identified with geophysical and soil gold anomalies distributed throughout the property focusing within a five-kilometre radius of the existing São Jorge deposit. Additionally, the recent announcement made by Serabi Gold PLC, of the discovery of porphyry-style mineralization in the Tapajós region has opened a new perspective for exploration on the São Jorge property for this previously unidentified style of deposit. The Company has not finalized any exploration plans as of the date hereof.

Whistler Gold-Copper Project

During the year ended November 30, 2022, the Company incurred $0.7 million of expenditures on the Whistler Project which included consulting fees to vendors that provided geological, environmental, permitting, regulator and community stakeholder engagements and other technical services, camp maintenance costs and annual land fee payments.

US GoldMining, the Company's subsidiary that owns the Whistler Project, is currently pursuing an IPO. See "Recent Developments". US GoldMining currently intends to pursue any exploration after the completion of its IPO.

On June 30, 2022, US GoldMining submitted an Application for Permit to Mine in Alaska ("APMA") to Alaska's Department of Natural Resources ("ADNR") for the issuance of permits that will allow for future exploration work on the Whistler Project and on September 22, 2022, the ADNR approved a Multi-Year 2022-2026 Exploration and Reclamation Permit Number 2778 for Hardrock Exploration – Skwentna River - Yentna Mining District. In addition ADNR approved Reclamation Plan Approval Number 2778. The Whistler Multi-Year 2022-2026 Exploration and Reclamation Permit allows US GoldMining to conduct exploration including drilling, geophysical surveying, mapping and surface geochemical sampling, as well as to operate and maintain a camp including taking of fresh water and discharge of wastewater, transportation and storage of fuel and accommodation for up to 50 personnel.

In January 2023, US GoldMining was granted, through staking, 73 new claims in Alaska from the Division of Mining, Land and Water, Alaska Department of Natural Resources (DNR). The claims are ancillary to the core property which contains Whistler, Raintree and Island Mountain mineral resources. The new claims provide flexibility for possible future exploration or operational needs. There is no known extension of mineral resources or unclassified mineralization or interpreted geological prospectivity underlying the new claims. Currently US GoldMining has no immediate plans for exploration on these claims, however they will be assessed in the future for possible work programs.

US GoldMining's currently planned exploration program consists of approximately 20,000-meters of drilling, surface exploration including soil geochemical sampling and geophysical surveying, and collection of mine planning and mineral processing metallurgical, geotechnical and hydrogeological data. Additional environmental baseline data collection, as well as heritage surveying, including archaeological and traditional land use studies, are also expected to take place in 2023.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2022

Titiribi Gold-Copper Project

During the year ended November 30, 2022, the Company incurred $0.3 million of expenditures on the Titiribi Project, which included expenditures for camp maintenance costs, consulting fees to vendors that provided geological and technical services, payroll and personnel expenses and surface rights lease payments. The Company maintains the Titiribi Project in good standing. The Company had initially proposed a work program which included a drill program to be completed in 2022, however the program has received approval for deferral from Antioquia's Secretary of Mines. A deferral of this program was submitted as a result of restrictions due to the COVID-19 pandemic, as well as recent proceedings of the local municipality, described in further detail below, which was granted and extends to April 2024. With the granting of the deferral, the initially planned work program will be deferred until 2023 or later as the Company focuses on higher priority projects.

In August 2021, the Municipal Council issued a Territorial Ordinance Scheme which prohibits mining and mineral exploitation activities in the municipality. The Company believes that the Territorial Ordinance Scheme is unconstitutional and outside the authority of the municipality. As such, the Company plans to challenge this decision of the municipality through appropriate proceedings on the same basis as the prior successful challenge of the municipality's similar actions in 2017 and 2018. While the Company believes that it will be successful based on the advice of its local counsel and past precedent, there can be no assurance that it will be successful in such proceedings, which are subject to the risks normally associated with such legal proceedings, generally.

Other Properties

●

Yarumalito Project – the Company indirectly holds a 100% interest in the Yarumalito Project located in Antioquia, Colombia. The project consists of one unified concession contract with an aggregate area of 1,453 ha, which expires on March 7, 2043 and is renewable for an additional 30 years. The concession requires approved work programs to be completed and tax to be paid to keep the concession in good standing. The Company proposed a work program to be completed in 2022, however the program was granted a deferral by Antioquia's Secretary of Mines at the Antioquia Government as a result of restrictions due to the COVID-19 pandemic.  As a result of the deferral, the Company now has until April 2024 to complete a work program to advance the project and submit a final exploration report.  The work program will look to increase confidence and understanding of the existing gold and copper resource outlined on the project.

●

Yellowknife Project – the Company indirectly holds a 100% interest in the Yellowknife Project located in the Northwest Territories, Canada.  On June 9, 2021, the Company filed an amended and restated technical report for the Yellowknife Project entitled "Independent Technical Report, Yellowknife Gold Project, Northwest Territories, Canada" with an effective date of March 1, 2019 (amended June 9, 2021). A copy of such report is available under the Company's profile at www.sedar.com. While the Company had announced the initiation of a PEA on September 23, 2021, the Company has not defined a completion date as it is focusing on other priority projects. The Company owns an extensive repository of technical data on the Yellowknife Project and will continue to evaluate prospective targets to identify and prioritize exploration opportunities.

Long-term Investments

Investment in Gold Royalty Corp.

As at November 30, 2022, the Company owns 21,178,659 shares of GRC, which is listed on the NYSE American. The shares owned by the Company had a fair value of $75.6 million at November 30, 2022.

Investment in NevGold Corp.

As at November 30, 2022, Company owns 5,925,925 shares of NevGold, which is listed on the TSX Venture exchange. The shares owned by the Company had a fair value of $2.3 million.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2022

Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations for the years ended November 30, 2022, 2021 and 2020 should be read in conjunction with its audited consolidated financial statements and related notes for the year ended November 30, 2022.

COVID-19

The Company is closely monitoring the ongoing COVID-19 pandemic.

As a result of restrictions and other measures, including those adopted by the Company, the Company determined to delay certain work programs that were planned for 2021 and 2022 on certain of its projects. In 2022, governments generally eased restrictions and other measures that were adopted in response to the pandemic. Other than the aforementioned delay of scheduled work, the COVID-19 pandemic has not had a significant impact on the Company's operations.

The extent to which COVID-19 may impact the Company and its future plans will depend on future developments which are uncertain and cannot be predicted at this time. For further information, see "Risk Factors - Public Health Crises" in the Company's AIF.

Selected Financial Information

The following tables set out selected financial information with respect to the Company's operations for each of the years ended November 30, 2022, 2021, and 2020.

(in thousands of dollars, except per share amounts)	November 30, 2022	November 30, 2021	November 30, 2020
Total assets ($)	147,329	200,155	69,426
Total non-current liabilities ($)	1,249	10,877	862
Net income (loss) for the year ($)	(13,200)	100,184	(11,088)
Basic income (loss) per share ($)	(0.09)	0.67	(0.08)
Diluted income (loss) per share ($)	(0.09)	0.66	(0.08)
Weighted average number of shares outstanding - basic	154,045,370	149,407,112	146,046,711
Weighted average number of shares outstanding - diluted	154,045,370	152,509,190	146,046,711

The Company has not realized any revenues in any of such financial periods and did not declare any dividends during the years ended November 30, 2022, 2021, and 2020.

Year Ended November 30, 2022, Compared to the Year Ended November 30, 2021

For the year ended November 30, 2022, the Company had an operating loss of $13.7 million, compared to an operating income of $108.7 million for the year ended November 30, 2021. The operating loss for the year ended November 30, 2022, was net of a $1.4 million recovery, which resulted from the grant of an option on the Almaden Project as described herein. The operating income for the year ended November 30, 2021 was primarily the result of $123.7 million in non-cash gains on remeasurement of GRC Shares at fair value. Excluding the gains on remeasurement of GRC Shares and the share of loss in associate, operating losses were $12.0 million during the year ended November 30, 2021.

During the year ended November 30, 2021, following GRC's IPO and the resulting loss of control of GRC by the Company, the Company remeasured the value of its retained investment at fair value and recognized a gain of $118.2 million. The Company initially measured its investment in GRC at $5.92 (US$4.72) per share, based on the closing price of GRC common shares on March 11, 2021. Following GRC's acquisition of Abitibi Royalties Inc. ("Abitibi") and Golden Valley Mines and Royalties Ltd. ("Golden Valley") on November 5, 2021 by issuance of GRC shares and the resulting loss of significant influence over GRC by the Company, the Company re-measured the value of its retained investment at fair value and recognized a gain of $5.5 million as a result of a gain on remeasurement of GRC shares of $6.3 million and the reclassification of $0.8 million from other comprehensive income to profit and loss. After the November 5, 2021 remeasurement of the investment in GRC at fair value, it is subsequently being measured at FVTOCI.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2022

General and administrative expenses were $4.9 million in the year ended November 30, 2022, compared to $2.9 million in the year ended November 30, 2021. This increase was primarily the result of higher investor communications and marketing expenses, including as a result of increased participation in in-person events following the removal of governmental restrictions in response to COVID-19.

Directors' fees, salaries and benefits, which includes management and personnel salaries, were $1.5 million in the year ended November 30, 2022, compared to $1.1 million in the year ended November 30, 2021. This increase was primarily due to bonuses paid in fiscal 2022, which were not paid in fiscal 2021 and hiring additional staff, including the Company's VP Exploration and CEO of US GoldMining.

Exploration expenses were $3.1 million in the year ended November 30, 2022, compared to $2.4 million in the year ended November 30, 2021. This increase was primarily due to exploration drilling costs incurred on the La Garrucha target at the La Mina Project and expenditures associated with the sampling program for the São Jorge Project.

Exploration expenditures incurred in the year ended November 30, 2022, consisted primarily of: exploration and field expenses of $1.6 million, compared to $0.9 million in the year ended November 30, 2021; consulting fees to vendors who provided geological and technical services on the Company's projects of $0.6 million, compared to $0.6 million in the year ended November, 30 2021; payroll and employee expenses of $0.2 million, compared to $0.1 million in the year ended November 30, 2021; and other exploration expenses which included land fees required to maintain the projects in good standing of $0.7 million, compared to $0.8 million in the year ended November 30, 2021.

Exploration expenditures on a project basis for the periods indicated were as follows:

			For the period from
	For the year ended		incorporation,
	November 30,		September 9, 2009, to
	2022	2021	November 30, 2022
(in thousands of dollars)	($)	($)	($)
La Mina	1,462	386	2,687
Whistler	704	705	3,590
São Jorge	272	151	1,418
Titiribi	267	279	2,103
Yellowknife	124	337	1,269
Crucero	123	137	435
Almaden	53	114	312
Yarumalito	52	31	166
Cachoeira	27	270	6,768
Surubim	-	-	210
Other Exploration Expenses	31	3	3,717
Total	3,115	2,413	22,675

Non-cash share-based compensation expenses were $2.4 million in the year ended November 30, 2022, compared to $3.0 million in the year ended November 30, 2021. The decrease was primarily the result of share-based compensation recorded by GRC up to the date of its IPO on March 11, 2021, at which point GRC was deconsolidated. Share-based compensation for the year ended November 30, 2021, includes $0.8 million and $0.3 million, respectively, recorded by GRC with respect to the vesting of stock options and performance based restricted shares compared to $nil and $nil, respectively, for the year ended November 30, 2022. During the year ended November 30, 2022, options were granted to employees and consultants of the Company, which had a weighted average exercise price of $1.61 per GoldMining Share and are valid for a period of 5 years from their grant dates. In the year ended November 30, 2021, options were granted to employees and consultants of the Company which had a weighted average exercise price of $1.84 per GoldMining Share and were valid for a weighted average period of 4.75 years from their grant dates.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2022

Consulting fees paid to corporate development, information technology and human resources service providers were $0.2 million in the year ended November 30, 2022, compared to $0.3 million in the year ended November 30, 2021. The decrease was primarily the result of lower corporate development activities in the current period.

Professional fees were $2.6 million in the year ended November 30, 2022, compared to $2.2 million in the year ended November 30, 2021. The increase was primarily the result of increased fees for legal, accounting, tax and advisory services, associated with the launch of US GoldMining and the NevGold transaction.

For the year ended November 30, 2022, the Company recognized a recovery of $1.4 million on the grant of an option on the Almaden Project to a subsidiary of NevGold. The recovery resulted from the proceeds received on closing of $2.5 million, exceeding the $1.1 million carrying value of the Almaden Project by $1.4 million.

The Company's share of loss in associate was $nil for the year ended November 30, 2022, compared to $2.9 million in the year ended November 30, 2021. The Company reported the results of GRC as an associate using the equity method effective from March 11, 2021 to November 5, 2021, at which point the Company's significant influence over GRC ceased to exist.

Dividend income was $0.8 million in the year ended November 30, 2022, compared to $nil in the year ended November 30, 2021. The dividend income was comprised of quarterly cash dividends paid by GRC.

For the year ended November 30, 2022, the Company recognized a gain on modification of the BMO margin loan of $0.8 million, as a result of amending the terms of the credit facility to, among other things, extend its maturity.

Financing costs were $1.7 million in the year ended November 30, 2022, compared to $0.1 million in the year ended November 30, 2021. The increase was primarily the result of interest and other fees incurred on the Company's margin loan, which the Company obtained in October 2021.

For the year ended November 30, 2022, the Company recognized a deferred income tax recovery of $1.2 million, compared to a deferred income tax expense of $9.0 million for the year ended November 30, 2021. The deferred income tax recovery was recognized as a result of the Company’s loss during the year, reducing the Company’s deferred tax liability. The deferred income tax expense during the year ended November 30, 2021 resulted from the recognition of a deferred tax liability upon the remeasurement of the Company’s ownership interest in GRC at fair value during fiscal 2021.

During the year ended November 30, 2022, the Company recorded an unrealized loss on revaluation of long-term investments of $60.9 million in other comprehensive loss, compared to an unrealized gain of $9.3 million for the year ended November 30, 2021, as a result of the decreases in the fair values of its GRC and NevGold shares. The unrealized losses during the year ended November 30, 2022 were offset by a deferred income tax recovery of $8.2 million, compared to deferred tax expense of $1.3 million during the year ended November 30, 2021. The long-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share prices in the market.

During the year ended November 30, 2022, the Company’s net loss was $13.2 million, or $0.09 per share on a basic and diluted basis, compared to net income of $100.2 million, of which net income of $100.4 million was attributable to shareholders of the Company and a net loss of $0.2 million was attributable to non-controlling interests, or $0.67 per share on a basic basis and $0.66 on a diluted basis, for the year ended November 30, 2021.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2022

Three Months Ended November 30, 2022, Compared to the Three Months Ended November 30, 2021

For the three months ended November 30, 2022, the Company had an operating loss of $4.8 million, compared to an operating income of $7.0 million for the three months ended November 30, 2021. The operating income for the three months ended November 30, 2021 was primarily the result of a non-cash gain on remeasurement of GRC Shares at fair value based on market prices upon the loss of significant influence of GRC on the date GRC acquired Abitibi and Golden Valley. Excluding the gain on remeasurement of GRC shares and share of income in associate, operating losses were $3.4 million during the three months ended November 30, 2021.

During the three months ended November 30, 2021, following GRC's acquisition of Abitibi and Golden Valley and the resulting loss of significant influence of GRC by the Company, the Company re-measured the value of its retained investment at fair value and recognized a gain of $5.5 million as a result of a gain on remeasurement of GRC shares of $6.3 million and the reclassification of $0.8 million from other comprehensive income to profit and loss. The Company remeasured its 20 million shares of GRC on completion of the GRC acquisition of Abitibi and Golden Valley at $6.04 (US$4.85) per share, based on the closing price of GRC common shares on November 5, 2021.

The Company's share of loss in associate was $nil for the three months ended November 30, 2022, compared to share of gain in associate of $5.0 million in the three months ended November 30, 2021. The Company reported the results of GRC as an associate using the equity method effective from March 11, 2021 to November 5, 2021, at which point the Company's significant influence over GRC ceased to exist.

General and administrative expenses were $1.5 million in the three months ended November 30, 2022, compared to $0.8 million in the three months ended November 30, 2021. This increase was primarily the result of higher investor communications, marketing and travel expenses.

Directors' fees, salaries and benefits, which includes management and personnel salaries, were $0.6 million in the three months ended November 30, 2022, compared to $0.2 million in the three months ended November 30, 2021. This increase was primarily due to bonuses paid in the fourth quarter of fiscal 2022, which were not paid in the fourth quarter of fiscal 2021 and hiring additional staff, including the Company's VP Exploration and CEO of US GoldMining.

Exploration expenses were $0.9 million in the three months ended November 30, 2022, compared to $1.0 million in the three months ended November 30, 2021. This decrease was primarily the result of costs associated with the PEAs and the Whistler Project road access study which were incurred in the comparative period.

Exploration expenditures incurred in the three months ended November 30, 2022, consisted primarily of: exploration and field expenses of $0.2 million compared to $0.2 million in the three months ended November 30, 2021; consulting fees to vendors who provided geological and technical services on the Company's projects, of $0.3 million, compared to $0.2 million in the three months ended November 30, 2021; payroll and employee expenses of $0.1 million, compared to $0.1 million in the three months ended November 30, 2021; and other exploration expenses which included land fees required to maintain the projects in good standing of $0.3 million, compared to $0.5 million in the three months ended November 30, 2021.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2022

Exploration expenditures on a project basis for the periods indicated were as follows:

	For the three months ended
	November 30, 2022	November 30, 2021
(in thousands of dollars)	($)	($)
Whistler	461	412
La Mina	204	133
São Jorge	73	45
Yellowknife	70	134
Titiribi	61	68
Yarumalito	12	9
Almaden	8	13
Crucero	3	-
Cachoeira	2	172
Other Exploration Expenses	4	3
Total	898	989

Non-cash share-based compensation expenses were $1.0 million in the three months ended November 30, 2022, compared to $0.7 million in the three months ended November 30, 2021. The increase was primarily the result of a higher number of options granted during the three months ended November 30, 2022, compared to the three months ended November 30, 2021. During the three months ended November 30, 2022, options were granted to employees and consultants of the Company, which had a weighted average exercise price of $1.60 per GoldMining Share and are valid for a period of 5 years from their grant dates. In the three months ended November 30, 2021, options were granted to employees and consultants of the Company which had a weighted average exercise price of $1.83 per GoldMining Share and were valid for a weighted average period of 5 years from their grant dates.

Consulting fees paid to corporate development, information technology and human resources service providers were $0.04 million in the three months ended November 30, 2022, compared to $0.04 million in the three months ended November 30, 2021.

Professional fees were $0.7 million in the three months ended November 30, 2022, compared to $0.6 million in the three months ended November 30, 2021. The increase was primarily the result of increased fees for legal, accounting, tax and advisory services, associated with the launch of US GoldMining.

Dividend income was $0.3 million in the three months ended November 30, 2022, compared to $nil in the three months ended November 30, 2021. The dividend income was comprised of quarterly cash dividends paid by GRC on September 30, 2022.

For the three months ended November 30, 2022, the Company recognized a gain on modification of the BMO margin loan of $0.8 million, as a result of amending the terms of the credit facility to, among other things, extend its maturity.

Financing costs were $0.5 million in the three months ended November 30, 2022, compared to $0.1 million in the three months ended November 30, 2021. The increase was primarily the result of interest and other fees incurred on the Company's margin loan, which the Company obtained in October 2021.

For the three months ended November 30, 2022, the Company recognized a deferred income tax recovery of $0.03 million, compared to a deferred income tax expense of $1.0 million for the three months ended November 30, 2021. The deferred income tax recovery was recognized as a result of the Company's loss during the period, reducing the Company's deferred tax liability. The deferred tax expense during the three months ended November 30, 2021 resulted from the recognition of a deferred tax liability upon the remeasurement of the Company's ownership interest in GRC at fair value during fiscal 2021.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2022

For the three months ended November 30, 2022, the Company recorded an unrealized gain on revaluation of long-term investments of $2.0 million in other comprehensive loss, compared to an unrealized gain of $9.3 million for the three months ended November 30, 2021, as a result of an increase in the fair value of is long-term investments. The unrealized gains during the three months ended November 30, 2022 and 2021 were offset by deferred income tax expenses of $0.3 million and $1.2 million respectively, during the three months ended November 30, 2022 and 2021. The long-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share prices in the market.

During the three months ended November 30, 2022, the Company's net loss was $4.4 million, or $0.03 per share on a basic and diluted basis, compared to net income of $5.9 million during the three months ended November 30, 2021, or $0.04 per share on a basic and diluted basis.

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated. The Company did not have any revenues during such periods.

For the quarter ended	Net income (loss)	Basic income (loss) per share	Diluted income (loss) per share
(in thousands of dollars, except per share amounts)	($)	($)	($)
November 30, 2022	(4,385)	(0.03)	(0.03)
August 31, 2022	(2,878)	(0.02)	(0.02)
May 31, 2022	(2,863)	(0.02)	(0.02)
February 28, 2022	(3,074)	(0.02)	(0.02)
November 30, 2021	5,919	0.04	0.04
August 31, 2021	(6,985)	(0.05)	(0.05)
May 31, 2021	104,169	0.70	0.68
February 28, 2021	(2,919)	(0.02)	(0.02)

The Company's fluctuations in net loss from quarter to quarter were mainly related to changes in exploration, permitting and licensing work as well as corporate activities conducted during the respective quarters. During the three months ended November 30, 2022, net loss was higher compared to other quarters as a result of increased activities and expenses associated with the proposed launch of US GoldMining's IPO and increased share-based compensation. During the three months ended November 30, 2021, the Company's positive net income was primarily the result of the Company's non-cash gain resulting from re-measuring its retained interest in GRC at the fair value of ownership interest in GRC on November 5, 2021. During the three months ended August 31, 2021, net loss was higher compared to other quarters as a result of the Company's share of loss in associate. During the three months ended May 31, 2021, the Company's positive net income was primarily the result of a non-cash gain resulting from re-measuring its retained interest in GRC at fair value following the loss of control of GRC as a subsidiary and the start of equity accounting on March 11, 2021, the date GRC completed its IPO.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2022

Liquidity and Capital Resources

The following table sets forth selected information regarding the Company's financial position for the years indicated.

	As at November 30,	As at November 30,
	2022	2021
(in thousands of dollars)	($)	($)
Cash and cash equivalents	8,325	11,658
Working capital	(1,791)	(1,297)
Long-term investments	77,839	130,090
Total assets	147,329	200,155
Total current liabilities	10,989	13,574
Accounts payable and accrued liabilities	1,721	992
Total non-current liabilities	1,249	10,877
Shareholders' equity	135,091	175,704

Capital resources of the Company consist primarily of cash, liquid short-term investments and long-term investments. As at November 30, 2022, the Company had cash and cash equivalents totalling $8.3 million compared to $11.7 million at November 30, 2021, and $0.9 million in other current assets compared to $0.6 million at November 30, 2021. The decrease in cash and cash equivalents was primarily the result of operating expenditures incurred, the purchase of $5.2 million of GRC shares and $1.0 million of NevGold shares as disclosed herein and interest and principal payments made on the margin loan during the year ended November 30, 2022. As at November 30, 2022 the Company had long-term investments of $77.8 million compared to $130.1 million as at November 30, 2021. The decrease in the value of long-term investments was primarily the result of a decrease in the market price of publicly traded securities held by the Company.

As at November 30, 2022, the Company had a margin loan payable of $8.8 million compared to $12.5 million as at November 30, 2021. The decrease was the result of a $3.7 million principal payment during the year ended November 30, 2022. The Company had accounts payable and accrued liabilities of $1.7 million as at November 30, 2022, compared to $1.0 million as at November 30, 2021. The increase in accounts payable and accrued liabilities of $0.7 million was primarily the result of additional professional fees incurred for the proposed launch of US GoldMining and higher marketing costs. As at November 30, 2022, the Company had a working capital deficit (current assets less current liabilities) of $1.8 million compared to a working capital deficit of $1.3 million at November 30, 2021.

In addition to planned work programs described under "Material Properties", certain of the Company's properties, including its Boa Vista, Surubim and La Mina Projects are subject to certain ongoing agreements that require additional payments by the Company and, in order to maintain its properties in good standing, the Company must continue incurring various surface rights lease payments, land fee payments, advance royalty payments, licence application and extension fees and camp maintenance costs. Additional work on projects identified as part of the Strategic Review Process and any future expansion, including the acquisition of additional mineral properties or interests, may require additional financing, including additional equity and/or debt financing. There can be no assurance that such additional financing will be available on acceptable terms or at all.

The Company believes that cash on hand, its ATM Program and its holdings of publicly traded securities, will provide sufficient capital resources to meet the Company's obligations over the next 12 months. The Company's ability to meet its obligations and finance exploration and development activities over the long-term will depend on its ability to generate cash flow through the issuance of GoldMining Shares pursuant to equity financings and/or short-term or long-term loans and debt financings. The Company's growth and success is dependent on external sources of financing, which may not be available on acceptable terms or at all. Refer to "Liquidity Risk" below.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2022

Contractual Obligations

The following table summarizes the Company's contractual obligations as at November 30, 2022, including payments due for each of the next five years and thereafter.

Contractual Obligations	Payments Due by Period
(in thousands of dollars)	Total ($)	Less than 1 year ($)	1 – 3 years ($)	3 – 5 years ($)	After 5 years ($)
Margin Loan Payable(1)	8,824	8,824	-	-	-
Office and Storage Leases	386	203	180	3	-
Land Access Agreement	2	2	-	-	-
Mineral Rights Agreement - Boa Vista Project(2)	832	832	-	-	-
Mineral Property Option Agreement - Surubim Project(3)	843	843	-	-	-
Surface Rights Lease Agreement - La Mina Project(4)	74	74	-	-	-
Total Contractual Obligations	10,961	10,778	180	3	-
(1)	Payment is converted from US$6.58 million to C$8.82 million using the period end exchange rate of US$0.7456/C$1.
(2)	Payment is converted from R$3.22 million to C$0.83 million using the period end exchange rate of R$3.8685/C$1.
(3)	Payment is converted from US$0.63 million to C$0.84 million using the period end exchange rate of US$0.7456/C$1.
(4)	Payment is converted from US$0.06 million (paid in December 2022) to C$0.07 million using the period end exchange rate of US$0.7456/C$1.

General and Administrative

The Company is renting or leasing various offices and storage facilities located in Canada, USA, Brazil, Colombia and Peru with total contractual payments of $0.4 million, which includes $0.02 million related to low value assets and $0.08 million related to short-term leases on the date of initial application. The remaining $0.3 million in contractual payments relates to long-term leases at the date of initial application, that do not relate to low value assets and are disclosed as lease liabilities in the consolidated financial statements for the year ended November 30, 2022.

Commitments

Boa Vista Joint Venture Project

The Company holds an 84.05% interest in Boa Vista Gold Inc. ("BVG"), a corporation formed under the laws of British Virgin Islands, holds the rights to the Boa Vista Gold Project (the "Boa Vista Project") located in Pará State, Brazil.

Pursuant to the terms of a shareholder's agreement among Brazilian Gold Corp ("BGC"), a subsidiary of the Company, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of BVG, and Majestic D&M Holdings LLC ("Majestic"), dated January 21, 2010, as amended on August 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable by BVG to Majestic if Majestic's holdings in BVG drop below 10%.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2022

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3.62 million in September 2018 to the counterparty thereunder. In August 2019, GT renegotiated the terms of the mineral rights agreement with respect to the aforementioned payment. As a result of the amended terms of the mineral rights agreement, GT paid R$0.40 million in August 2019 to the counterparty and a further R$3.22 million ($0.83 million) was due in December 2022. If GT fails to make such payment, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

The Company is actively negotiating to modify the payment that was due in December 2022 to a mutually agreeable alternative with amended agreement terms to extend the time period for making a final payment.

Surubim Project

Jarbas Agreement

The Company is required to make the following remaining payments:

●	US$0.63 million (payable in R$ equivalent) in December 2022.

The Company is actively negotiating to modify the payment that was due in December 2022 to a mutually agreeable alternative with amended agreement terms to extend the time period for making a final payment.

If the Company's subsidiary fails to make the aforementioned payment, subject to a cure period, the counterparty may seek to terminate the agreement and the interest in the exploration license will be returned to the counterparty.

Altoro Agreement

Pursuant to an option agreement between the Company's subsidiary and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, the Company's subsidiary was granted the option to acquire certain exploration licenses for aggregate consideration of US$0.85 million. Pursuant to this agreement, a cash payment of US$0.65 million is payable upon ANM granting a mining concession over certain exploration concessions.

La Mina Project

The La Mina Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. Surface rights over a portion of the La Garrucha concession contract is subject to a surface rights lease agreement and an option agreement as outlined below:

●

Pursuant to a surface rights lease agreement dated July 6, 2016, and amended August 19, 2016, April 4, 2017, November 5, 2018, and July 10, 2020, the Company can lease the surface rights over a portion of the La Garrucha concession contract by making a payment of US$0.06 million in December 2022 (paid).

In addition, pursuant to an option agreement entered into by Bellhaven on November 18, 2016, amended April 4, 2017, November 5, 2018, and July 10, 2020, the Company can purchase the La Garrucha concession by making an optional payment of US$0.65 million by December 7, 2022. This was amended in September 2022 to extend the date of such payment, such that the Company can now purchase the concession by making the following optional payments:

●	US$0.16 million in December 2022 (paid).
●	US$0.16 million in May 2023.
●	US$0.16 million in December 2023.
●	US$0.16 million in May 2024.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2022

Cash Flows

Operating Activities

Net cash used in operating activities during the year ended November 30, 2022, was $11.0 million, compared to $7.9 million in the year ended November 30, 2021.  Significant operating expenditures during the current period included general and administrative expenses, directors' fees, salaries and benefits, professional fees and exploration expenditures.  The increase of net cash used in operating activities is primarily due to the Company's increase in general and administrative expenses, exploration expenditures, and professional fees, which includes increased costs associated with the launch of the proposed IPO of US GoldMining.

Investing Activities

Net cash used in investing activities during the year ended November 30, 2022 was $6.4 million, compared to $2.4 million during the year ended November 30, 2021.  The net cash used in investing activities during the year ended November 30, 2022 was primarily related to an investment in GRC shares in the amount of $5.2 million compared to $nil in the year ended November 30, 2021, investment in NevGold shares in the amount of $1.0 million compared to $nil in the year ended November 30, 2021, investment in exploration and evaluation assets pertaining to the Yarumalito Project royalty buyback of $0.1 million compared to $nil during the year ended November 30, 2021, investment in joint venture in the amount of $0.1 million compared to $nil in the year ended November 30, 2021, investment in royalty in the amount of $nil compared to $0.2 million in the year ended November 30, 2021, deconsolidation of GRC's cash in the amount of $nil compared to $2.5 million in the year ended November 30, 2021 and a restricted cash refund in the amount of $nil compared to $0.4 million in the year ended November 30, 2021.

Financing Activities

Net cash provided by financing activities during the year ended November 30, 2022, was $13.9 million, compared to $12.8 million during the year ended November 30, 2021. Net cash provided by financing activities was primarily related to net cash proceeds received from the Company's At-the-Market offering during the year ended November 30, 2022 in the amount of $18.0 million compared to $nil in the same period of the prior year, proceeds received from the margin loan of $nil compared to $12.0 million in the year ended November 30, 2021, the exercise of options during the year ended November 30, 2022 in the amount of $1.1 million compared to $1.1 million in the same period of the prior year, offset by interest paid on the margin loan of $1.1 million compared to $nil in the year ended November 30, 2021, repayment of principal in the amount of $3.7 million compared to $nil in the year ended November 30, 2021, and transaction costs of margin loan modification of $0.2 million compared to $nil in the year ended November 30, 2021. During the year ended November 30, 2022, share subscriptions in the amount of $nil were received compared to $0.1 million in the year ended November 30, 2021 in connection with GRC's private placement. GRC was a consolidated subsidiary of the Company and its transactions were reflected in the consolidated cash flow through to the date it ceased to be a subsidiary of the Company on completion of GRC's IPO on March 11, 2021. Following GRC's IPO, the consolidated cash flows of the Company no longer reflect the cash flows of GRC. During the year ended November 30, 2022, lease payments were made in the amount of $0.1 million compared to $0.1 million during the year ended November 30, 2021, and interest and principal repayments were made in the amount of $nil on the Company's short-term credit facility compared to $0.4 million during the year ended November 30, 2021.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2022

Transactions with Related Parties

Related Party Transactions

During the year ended November 30, 2022, the Company incurred the following related party transactions:

●

During the year ended November 30, 2022, the Company incurred $nil (compared to $0.02 million for the year ended November 30, 2021) in consulting fees for corporate development consulting services paid to a direct family member of its Chairman. The fees paid were for business development services, including introducing the Company to various parties in the areas of project generation, corporate finance groups and potential strategic partners, and are within industry standards. No amounts were payable to such related party as at November 30, 2022 or 2021. The Company also granted Options to the related party and the fair value of the Options recognized as expense during the year ended November 30, 2022 was $0.001 million, compared to $0.02 million during the year ended November 30, 2021, using the Black-Scholes option pricing model.

●

During the year ended November 30, 2022, the Company incurred $0.1 million, compared to $0.03 million for the year ended November 30, 2021, in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of the Company's Chairman and are within industry standards. As at November 30, 2022, and 2021, no amounts were payable to such related party.

Related party transactions are based on the amounts agreed to by the parties. During the year ended November 30, 2022, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and include management and directors' fees and share-based compensation, which are described below for the year ended November 30, 2022:

	For the year ended
	November 30,
	2022	2021
(in thousands of dollars)	($)	($)
Management fees	265	178
Director and officer fees	562	320
Share-based compensation	1,219	1,267
Total	2,046	1,765

As at November 30, 2022, $0.2 million was payable to key management personnel for services provided to the Company compared to $0.02 million as at November 30, 2021. Compensation is comprised entirely of salaries, fees and similar forms of remuneration and directors' fees. Management includes the Chief Executive Officer and the Chief Financial Officer.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2022

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact our consolidated financial statements. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are as follows:

Long-term investment in Gold Royalty Corp.

In March 2021, the Company's former subsidiary, GRC completed its IPO. Following the completion of the IPO, the Company's ownership in GRC decreased from 87.6% to 48.1% and the Company concluded it no longer had control over GRC. The Company reported the results of GRC as an associate using the equity method effective March 11, 2021. On August 23, 2021, GRC completed the acquisition of Ely Gold Royalties Inc. ("Ely Gold"). Following GRC's acquisition of Ely Gold, the Company's ownership in GRC decreased from 48.1% to 27.6%. Post ownership dilution, two of the Company's directors remained members of GRC's board of seven directors. The Company continued to have the ability to exercise significant influence over GRC following the acquisition of Ely Gold. On November 5, 2021, GRC completed the acquisition of Abitibi and Golden Valley and the Company's ownership in GRC fell below 20%. Based on an analysis performed, the Company concluded it no longer had significant influence over GRC and has accounted for its ownership in the common shares of GRC as an investment in GRC initially recognized at fair value and subsequently measured at FVTOCI effective November 5, 2021.

Existence of impairment indicators for exploration and evaluation assets

In accordance with the Company's accounting policy, all direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. There is no certainty that costs incurred to acquire exploration rights will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date. As at November 30, 2022 the Company has concluded no impairment indicators exist for any of its exploration and evaluation assets.

Changes in, and Initial Adoption of, Accounting Policies

The accounting policies adopted are consistent with those of the previous financial year.

Financial Instruments and Risk Management

The Company's financial assets include cash and cash equivalents, short-term investment, reclamation deposits and long-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture, due to related parties, and the margin loan payable. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, accounts payable and accrued liabilities, due to joint venture and due to related parties approximate fair value due to their short terms to settlement. The Company's margin loan payable is current, is measured at amortized cost and classified as level 2 within the fair value hierarchy. The carrying value of the margin loan approximates its fair value as its interest rate is comparable to current market rates.

The Company's short-term and long-term investments are measured at fair value on a recurring basis and classified as Level 1 within the fair value hierarchy. The fair value of short-term and long-term investments is based on the quoted market price of the short-term and long-term investments.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2022

Financial Risk Management Objectives and Policies

The financial risk arising from the Company's operations are currency risk, credit risk, liquidity risk and equity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with the Company's financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Currency Risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Colombian Peso and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at November 30,	As at November 30,
	2022	2021
(in thousands of dollars)	($)	($)
Assets
United States Dollar	80,053	138,692
Brazilian Real	44	18
Colombian Peso	392	183
Total	80,489	138,893

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $9.8 million.

The impact of a Canadian dollar change against the United States Dollar on the investment in GRC by 10% at November 30, 2022 would have an impact, net of tax, of approximately $6.5 million on other comprehensive loss for the year ended November 30, 2022. The impact of a Canadian dollar change against the United States Dollar on the Company's other financial instruments based on balances at November 30, 2022 would have an impact of $0.5 million on net loss for the year ended November 30, 2022.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's exposure to interest rate risk arises from the impact of interest rates on its cash, guaranteed investment certificates, lease liabilities and margin loan payable, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash and cash equivalents and lease liabilities are minimal. The Company's margin loan bears a floating interest rate and an increase (decrease) of 10 basis points in the 3-month USD Adjusted Term SOFR would not have a significant impact on net loss for the year ended November 30, 2022. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2022

The Company mitigates credit risk associated with its bank balance by only holding cash and cash equivalents with large, reputable financial institutions.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations.  As at November 30, 2022, the Company has a working capital deficit (current assets less current liabilities) of $1.8 million.  The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities, margin loan and withholdings taxes payable are expected to be realized or settled within a one-year period.

The Company has current cash and cash equivalent balances, access to its ATM Program, whereby the Company has the ability to issue shares for cash, and ownership of liquid assets at its disposal. The Company also owns 21.18 million shares of NYSE listed Gold Royalty Corp. (closing share price as of November 30, 2022 of US$2.66 reflects a value of US$56.3 million), 5.93 million shares of NevGold (value of $2.3 million) and received dividends of $0.8 million from GRC during the year ended November 30, 2022. GoldMining believes that its cash on hand, access to its ATM Program and ability to enter into future borrowings collateralized by the GRC and NevGold shares after the maturity of the existing Amended Loan Facility will enable the Company to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding its long-term investments. The Company does not actively trade its long-term investments. The equity prices of its long-term investments are impacted by various underlying factors including commodity prices. Based on the Company's long-term investments held as at November 30, 2022, a 10% change in the equity prices of its long-term investments would have an impact, net of tax, of approximately $6.7 million on other comprehensive loss for the year ended November 30, 2022.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2022

Outstanding Share Data

As of the date hereof, the Company has 168,125,488 GoldMining Shares outstanding. In addition, the following options and restricted share rights outstanding are summarized below.

Share Options

The outstanding share options to purchase GoldMining Shares as of the date of this MD&A are as follows:

Expiry Date	Exercise/Grant Price ($)	Number Outstanding
March 29, 2023	1.21	100,000
March 30, 2023	2.09	130,380
April 20, 2023	1.20	200,000
November 26, 2023	0.78	1,755,000
January 2, 2024	0.78	2,500
January 14, 2024	0.95	50,000
April 10, 2024	0.94	5,000
June 25, 2024	0.96	25,000
August 7, 2024	1.05	1,829,250
November 25, 2024	1.05	230,250
July 8, 2025	2.28	50,000
August 1, 2025	2.22	150,000
August 31, 2025	3.38	50,000
September 24, 2025	2.86	200,000
November 19, 2025	2.88	1,515,000
August 25, 2026	1.52	100,000
November 11, 2026	1.83	2,498,750
November 24, 2026	1.84	140,000
December 7, 2026	1.57	25,000
January 17, 2027	1.98	18,945
January 18, 2027	2.01	50,000
April 7, 2027	2.07	100,000
June 20, 2027	1.46	25,000
June 29, 2027	1.32	50,000
July 7, 2027	1.17	25,000
July 15, 2027	1.18	75,000
October 24, 2027	1.18	5,000
November 24, 2027	1.60	4,145,500
		13,550,575

Each option entitles the holder thereof to purchase one GoldMining Share.

Restricted Share Rights

As of the date of this MD&A, there are 185,676 restricted share rights outstanding, which are convertible into 185,676 GoldMining Shares in accordance with their terms.

Risk Factors

A discussion of risk factors is included in the AIF and other filings with the Canadian Regulatory Authorities available on SEDAR at www.sedar.com.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2022

Management's Report on Internal Control Over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO"), on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the end of the period covered by this Management's Discussion and Analysis, management of the Company, with the participation of the CEO and CFO, evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian National Instrument 52–109 ("NI 52–109"). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company's CEO and CFO have concluded that, as of November 30, 2022, the disclosure controls and procedures (as defined in NI 52-109) were effective to provide reasonable assurance that information required to be disclosed in the Company's annual and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") as such term is defined in Canada under NI 52-109.  The Company's ICFR is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB.  The Company's ICFR include policies and procedures that:

●	maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
●	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;
●	provide reasonable assurance that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's Directors; and
●

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The Company uses the 2013 Internal Control – Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission as the basis for assessing its ICFR. Management performed an evaluation of the Company's ICFR and concluded that, as at November 30, 2022, ICFR were designed and operating effectively so as to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Limitations on Controls and Procedures

The Company's management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2022

Additional Information

Additional information regarding the Company, including the Company's AIF, are available under the Company's profile at www.sedar.com.